Exhibit 99.2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2024

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2024

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023

	U.S. dollars in thousands
NET REVENUES	2,572	5,395
COST OF REVENUES	1,404	2,418
GROSS PROFIT	1,168	2,977
RESEARCH AND DEVELOPMENT EXPENSES	659	2,331
SELLING AND MARKETING EXPENSES	3,487	9,632
GENERAL AND ADMINISTRATIVE EXPENSES	5,470	9,335
OTHER INCOME	—	42,993
OPERATING INCOME (LOSS)	(8,448)	24,672
FINANCIAL INCOME	7,157	28,677
FINANCIAL EXPENSES	1,797	2,347
FINANCIAL INCOME, net	5,360	26,330
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(3,088)	51,002
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	(0.00)	0.04
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	11,760,458	1,277,931

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2024	2023

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	7,277	5,569
Restricted cash	739	790
Trade receivables	974	2,591
Prepaid expenses and other receivables	2,909	2,801
Inventory	3,804	4,389
	15,703	16,140
NON-CURRENT ASSETS:
Restricted cash	143	147
Fixed assets	147	193
Right-of-use assets	469	989
Intangible assets	5,562	5,578
	6,321	6,907
TOTAL ASSETS	22,024	23,047

CURRENT LIABILITIES:
Account payable	1,912	3,278
Lease liabilities	368	718
Allowance for deductions from revenue	12,451	10,654
Derivative financial instruments	2,541	*741
Accrued expenses and other current liabilities	3,961	4,592
	21,233	19,983

NON-CURRENT LIABILITIES:
Lease liabilities	190	455
Royalty obligation	540	540
	730	995
TOTAL LIABILITIES	21,963	20,978

EQUITY:
Ordinary shares	34,785	21,441
Additional paid-in capital	375,333	388,363
Accumulated deficit	(410,057)	(407,735)
TOTAL EQUITY	61	2,069
TOTAL LIABILITIES AND EQUITY	22,024	23,047

*See note 2b

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary shares	Additional paid-in capital	Accumulated deficit	Total equity

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2024	21,441	388,363	(407,735)	2,069

CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2024:
Share-based compensation to employees and service providers	—	—	766	766
Issuance of ordinary shares, net of expenses	13,135	(12,821)	—	314
Issuance of ordinary shares for vested RSUs	209	(209)	—	—
Comprehensive loss	—	—	(3,088)	(3,088)
BALANCE AT JUNE 30, 2024	34,785	375,333	(410,057)	61

BALANCE AT JANUARY 1, 2023	2,835	382,625	(433,860)	(48,400)
CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2023:
Share-based compensation to employees and service providers	—	—	849	849
Issuance of ordinary shares, net of expenses	1,761	(1,741)	—	20
Issuance of ordinary shares for vested RSUs	24	(24)	—	—
Comprehensive income	—	—	51,002	51,002
BALANCE AT JUNE 30, 2023	4,620	380,860	(382,009)	3,471

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2024	2023

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive income (loss)	(3,088)	51,002
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	229	849
Depreciation	402	1,055
Amortization of intangible assets	16	530
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, (see below)	—	(56,082)
Gains from early termination of leases, net	(23)	(694)
Fair value gains on derivative financial instruments	(7,108)	(8,071)
Loss from modification of warrants terms as part of a new issuance	—	1,084
Issuance costs in respect of warrants	1,497	922
Exchange differences and revaluation of bank deposits	(4)	(13)
	(4,991)	(60,420)
Changes in assets and liability items:
Decrease in trade receivables	1,617	31,618
Decrease (increase) in prepaid expenses and other receivables	(108)	1,337
Decrease in inventories	585	1,837
Decrease in accounts payable	(1,366)	(1,118)
Decrease in accrued expenses and other liabilities	(631)	(10,545)
Increase (decrease) in allowance for deductions from revenue	1,797	(31,486)
	1,894	(8,357)
Net cash used in operating activities	(6,185)	(17,775)
INVESTING ACTIVITIES:
Purchase of fixed assets	(1)	(7)
Net cash used in investing activities	(1)	(7)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	8,263	5,097
Repayment of payable in respect of intangible asset purchase	—	(6,555)
Decrease in restricted cash	51	6,860
Payment of principal with respect to lease liabilities	(414)	(589)
Net cash provided by financing activities	7,900	4,813
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,714	(12,969)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(6)	(3)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,569	19,968
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	7,277	6,996
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	38	123
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	28	315
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	5	224
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $170 in the six months ended June 30, 2024, and $4,117 in the six months ended June 30,2023) resulting from early termination of lease.	193	4,811
Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset		(59,503)
Decrease in Inventories		(4,233)
Decrease in Payable in respect of Intangible asset		4,602
Decrease in Borrowing		115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations		56,082

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.General

1)	RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012, were listed on the Nasdaq Global Market (“Nasdaq”) from July 20, 2018, and have been again listed on the Nasdaq Capital Market since November 15, 2023. On March 23, 2023, the Company changed the ADS ratio from 1 ADS representing 10 ordinary shares to 1 ADS representing 400 ordinary shares. On August 20, 2024, after the condensed consolidated interim financial statements date, the Company changed the ADS to ordinary share ratio from 1 ADS representing 400 ordinary shares to 1 ADS representing 10,000 ordinary shares. The ADSs and per ADS amounts in these interim financial statements reflect the old ratio of 1 ADS to 400 ordinary shares.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., mainly Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company. Until February 1, 2023, the Company commercialized Movantik® in the U.S, for the treatment of opioid-induced constipation. See also note 15(6) in the annual financial statements as of December 31, 2023 regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM (see also note 10). The Company also continues to advance the development of part of its late-stage therapeutic candidates.
3)	Through June 30, 2024, the Company has an accumulated deficit and negative working capital, and its activities have been funded primarily through public and private offerings of the Company’s securities and secured borrowing (now fully extinguished, see note 15(6) in the annual financial statements as of December 31, 2023(. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. Furthermore, the Company is actively pursuing and in discussions with multiple parties regarding strategic business development transactions, including potential divestment of certain of the Company’s assets and/or its commercial operations, which the Company expects would provide it with additional capital, although there is no guarantee that the Company will complete such a transaction on favorable terms. The Company’s current cash resources are not sufficient to complete the research and development of any of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

the Company to fund its activities for a period exceeding one year from the date of this filing. These conditions and events indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern.

The accompanying condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

4)	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these condensed consolidated interim financial statements, the war in Israel is ongoing and continues to evolve. During six months ended of June 30,2024, the impact of this war on the Company results and financial condition was immaterial, but such impact may increase.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on August 28, 2024.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES:

a.	BASIS OF PREPARATION

 The Company’s condensed consolidated interim financial statements for the six months ended June 30, 2024 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2023, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the six months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

b.	SIGNIFICANT ACCOUNTING POLICIES

1)	General

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2023, except for the reclassification of derivative financial instruments from non-current liabilities to current liabilities, as described in note 2b(2).

2)	New international financial reporting standards, amendments to standards and new interpretations

Classification of Liabilities as Current or Non-Current (Amendment to IAS 1)

The narrow-scope amendments to IAS 1, “Presentation of Financial Statements,” clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date. The amendments also clarify what IAS 1 means when it refers to the settlement’ of a liability. The amendments may affect the classification of liabilities, particularly for entities that previously considered

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

management’s intentions to determine classification and for some liabilities that can be converted into equity. The Company adopted these amendments effective January 1, 2024. The impact on the Company’s financial statements of these amendments was the reclassification of the Company’s derivative financial instruments from non-current to current as of its effective date. The Company has retrospectively applied the amendments in these interim financial statements and, accordingly, has retrospectively adjusted the comparative balance sheet for December 31, 2023 to reclassify its warrant liabilities ($741 as of December 31, 2023) from non-current to current. Adoption of the amendments had no other impact on the Company’s financial statements.

IFRS 18, Presentation and Disclosure in the Financial Statements

This standard replaces the international accounting standard IAS 1, “Presentation of Financial Statements.” As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income, as follows: (1) operating profit and (2) profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes to the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption.

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	On January 26, 2024, the Company issued 10,000,000 ADSs at a purchase price of $0.80 per ADS and warrants to purchase 10,000,000 ADSs at an exercise price of $1.00 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable, and expire in five years. The Company also issued to the placement agent warrants to purchase 600,000 ADSs under the same terms. The gross proceeds from the offering were $8 million, before deducting approximately $0.9 million in fees and expenses.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. Upon initial recognition the fair value of the warrants was adjusted to reflect the unrecognized day 1 loss. This unrecognized day 1 loss is amortized over the warrants’ contractual life. Consequently, $0.9 million of issuance costs allocated to the warrants, were included directly in the Consolidated Statements of Comprehensive Income (Loss). See also note 7.

b.	On March 21, 2024, the Annual General Meeting of shareholders approved the increase of the authorized share capital of the Company to NIS 400,000,000 divided into (i) 39,994,000,000 registered Ordinary Shares of NIS 0.01 par value each, and (ii) 6,000,000 preferred shares of NIS 0.01 par value each.
c.	On April 3, 2024, the Company issued 2,144,487 ADSs at a purchase price of $0.58289 per ADS and warrants to purchase 2,144,487 ADSs at an exercise price of $0.75 per ADS. These warrants may be exercised in cash or on a cashless basis, are immediately exercisable and expire in five years. The gross proceeds from the offering were $1.25 million, before deducting offering expenses approximately $0.1 million in expesnses.

The warrants were classified as a financial liability due to a net settlement provision. These derivatives were recognized and subsequently measured at fair value through profit or loss. The consideration, net of issue expenses, was allocated to the various issued instruments. Out of the gross consideration, $0.9 million was allocated to the warrants. The remainder of approximately $0.35 million was allocated to

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

equity. Issuance expenses allocated  to the liability instruments were recorded directly in the Consolidated Statements of Comprehensive Income (Loss) and , while those allocated to equity were recorded against additional paid in capital. See also note 7.

NOTE 4: - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2024	8,087	2,567	10,654
Increases	4,565	103	4,668
Decreases (utilized)	(3,184)	(518)	(3,702)
Adjustments	423	408	831
As of June 30, 2024	9,891	2,560	12,451
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2023	46,636	1,234	47,870
Increases	16,918	759	17,677
Decreases (utilized)	(48,598)	(1,072)	(49,670)
Adjustments	910	(403)	507
As of June 30, 2023	15,866	518	16,384

NOTE 5 - SHARE-BASED PAYMENTS:

1.On June 24, 2024, the BoD granted 1,044,000 RSUs to employees and consultants. These RSUs will vest in 8 equal quarterly installments over two years and had a fair value of $0.4 million on the grant date, based on the ADS price on that date. In addition, the BoD approved the grant of 383,000 RSUs for directors and the Company's Chief Executive Officer in the same terms, subject to Annual General Meeting approval. The fair value of these RSUs on the date of approval was $0.1 million.

2.During the six months ended June 30, 2024, approximately 24,000 options and RSUs were forfeited, mainly due to a reduction in the number of employees, leading to an expense reversal of approximately $0.3 million.

NOTE 6 - NET REVENUES:

	Six Months Ended June 30,
	2024	2023

	U.S dollars in thousands
Sales of products	2,572	5,395

During the six months ended June 30, 2024, and June 30, 2023, the Company recorded contra-revenues of ($0.9) million and ($0.2) million for Movantik®, respectively, primarily due to returns following its divestiture on February 1, 2023 (see note 15(6) in the annual financial statements as of December 31, 2023). Correspondingly, net revenues from other products (mainly Talicia®) were $3.5 million in the first half of 2024, including $0.5

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

million from sales to Gaelan Medical Trade LLC, which has an exclusive license for Talicia® in the UAE (see note 15(7) in the annual financial statements as of December 31, 2023). In the first half of 2023, net revenues from other products (mainly Talicia®) were $5.6 million, all from U.S. sales.

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	The Company’s derivative financial liability, represented by warrants, is measured at fair value and classified as level 3. Fair value adjustments are recognized in profit or loss as financial income or expenses. The following table presents the change in this level 3 derivative liability for the six months ended June 30, 2024, and June 30, 2023:

	Derivative financial instruments
	Six Months Ended June 30,
	2024	2023

	U.S. dollars in thousands
Balance at beginning of the period	741	2,623
Initial recognition of financial liability	9,860	7,083
Initial recognition of unrecognized day 1 loss	(952)	—
Fair value adjustments recognized in profit or loss	(7,108)	(8,071)
Balance at end of the period	2,541	1,635

The fair value of the warrants is computed using the Black-Scholes model. As of June 30,2024, it is based on the ADS price on that date and the following key parameters: risk-free interest rate of 4.35%-4.48% and volatility of 120.5%-133.6%. As of June 30,2023, it is based on the ADS price on that date and the following key parameters: risk-free interest rate of 4.17%-5.47% and volatility of 86.6%-99.5%.

b. The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

NOTE 8 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Adjusted EBITDA represents net loss before depreciation, amortization, and financial income (expenses), adjusted to exclude share-based compensation, gains from early termination of leases, and other income, which includes income from service provided to HCRM and gain from the sale of Movantik®.

The following table presents segment profitability and a reconciliation to the consolidated net income (loss) and comprehensive income (loss) for the periods indicated:

	Six Months Ended June 30,
	2024	2023
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(4,681)	(11,031)
Research And Development Adjusted EBITDA	(3,143)	(5,550)
Financial income, net	5,360	26,330
Share-based compensation to employees and service providers	(229)	(849)
Depreciation	(402)	(1,055)
Amortization of intangible assets	(16)	(530)
Gain from early termination of lease, net	23	694
Other income	—	42,993
Consolidated Comprehensive income (loss)	(3,088)	51,002

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 - EARNING (LOSS) PER SHARE:

The basic and diluted earnings (loss) per share are the same since the effect of all potentially diluted ordinary shares for all reporting periods is anti-dilutive.

NOTE 10 - EVENT SUBSEQUENT TO JUNE 30, 2024:

On July 15, 2024, the Company and RedHill Inc signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM (the “Global Termination Agreement”). This agreement terminates the Credit Agreement from February 23, 2020, which was amended on February 2, 2023, as part of the transaction where the rights to Movantik® were sold to HCRM in exchange for extinguishing all debt obligations under the Credit Agreement. The February 2023 agreement had placed a lien Talicia® and Aemcolo® assets and established an escrow account with restricted funds for Movantik® liabilities (for further details, see note 1(a)(2) above and notes 14(a), 15(4), 15(5), and 15(6) to the annual financial statements as of December 31, 2023).

The Global Termination Agreement terminates all existing credit ties, removing the aforementioned lien and restoring control over the restricted escrow funds. The Company received approximately $9.9 million in cash and gained full control over $0.7 million previously held in the restricted account. Under the Global Termination Agreement, the Company assumed certain liabilities related to Movantik® from the other parties and settled additional liabilities between the parties. This resulted in an increase of approximately $12.2 million in the Company's future obligations, reflecting these assumed and settled amounts.